    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 2003
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO
                                  (RULE 13e-4)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                            BKF CAPITAL GROUP, INC.
     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

                       OPTIONS TO PURCHASE COMMON STOCK,
                           PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                                   05548G102
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                 NORRIS NISSIM
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            BKF CAPITAL GROUP, INC.
                             ONE ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10020
                                 (212) 332-8400
 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    COPY TO:

                             JOHN C. KENNEDY, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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     BKF Capital Group, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "Commission") on December 11, 2002 (the "Schedule TO"), in connection with the offer by the Company to allow certain employees of the Company to exchange options to purchase shares of common stock, par value $1.00 per share of the Company, in exchange for shares of deferred stock of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 11, 2002 (the "Offer to Purchase"), a copy of which is attached to the Schedule TO as Exhibit (a)(1), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached to the Schedule TO as Exhibit (a)(2) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Schedule TO.

ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4 of the Original Schedule TO is hereby amended to add the following:

     The offer made pursuant to the Schedule TO expired at 11:59 p.m., Eastern Standard Time, on January 10, 2003. We accepted for exchange options to purchase 333,308 shares of our common stock, representing 100% of the options that were eligible to be tendered in the offer. Pursuant to the terms of the offer, we granted restricted stock units representing an aggregate of 111,105 shares of our common stock in exchange for the tendered options.

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          BKF CAPITAL GROUP, INC.

                                          By:       /s/ NORRIS NISSIM
                                            ------------------------------------
                                                       Norris Nissim
                                              Vice President, General Counsel
                                                       and Secretary

Date: January 13, 2003

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

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER
-------
  (a)    (1)  Offer to Exchange, dated December 11, 2002.*
         (2)  Form of Letter of Transmittal.*
         (3)  Form of Deferred Stock Award Agreement.*
         (4)  Form of Election Withdrawal Notice.*
         (5)  Form of Letter to Eligible Option Holders.*
         (6)  Form of Acceptance.*
         (7)  Press Release, dated December 11, 2002 announcing the
              Offer.*
         (8)  The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and
              Exchange Commission on April 1, 2002 (incorporated herein by reference) (SEC File No. 1-10024).
         (9)  The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and
              Exchange Commission on May 14, 2002 (incorporated herein by reference) (SEC File No. 1-10024).
        (10)  The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and
              Exchange Commission on August 14, 2002 (incorporated herein by reference) (SEC File No. 1-10024).
        (11)  The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002 (incorporated herein by reference) (SEC File No. 1-10024).
  (b)   Not applicable.
  (d)    (1)  The Company's 1998 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly
              Report on Form 10-Q for the period ended June 30, 2001 filed with the Securities and Exchange Commission on August 14,
              2001) (SEC File No. 1-10024).
  (g)   Not applicable.
  (h)   Not applicable.

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* Previously filed.

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